

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 17, 2026

VIA EDGAR AND ELECTRONIC MAIL

Cynthia Beyea
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110

Re: Guggenheim Strategic Opportunities Fund, *et al.*; File No. 812-16012

Dear Ms. Beyea:

By form APP-WD filed with the Securities and Exchange Commission on April 13, 2026, you requested that the above-referenced application be withdrawn only with respect to the filing of the application under file number 812-16012. The Form APP-WD does not request withdrawal of the application filed under file number 812-15938. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority, only with respect to the application filing under file number 812-16012.

Sincerely,

/s/ Thomas Ahmadifar

Thomas Ahmadifar
Branch Chief

cc: Julien Bourgeois, Dechert LLP
Benjamin Ruano, Dechert LLP
Rachel Loko, Senior Special Counsel, Chief Counsel's Office
Deepak T. Pai, Senior Counsel, Chief Counsel's Office